Exhibit 99.100

Coastal Contacts Adds 10,000 New Eyeglasses Customers in a Single Day

VANCOUVER, British Columbia, Nov. 3, 2010 (GLOBE NEWSWIRE) — Coastal Contacts Inc. (TSX:COA) (Stockholm:COA) (“Coastal Contacts” or “Coastal”), the leading online retailer of contact lenses and prescription eyeglasses, today provided an eyeglasses update that during a single twelve hour period in October, 2010 Coastal generated orders for more than ten thousand pairs of eyeglasses from new customers.

“Coastal’s eyeglasses sales results in October highlighted some remarkable progress, which is unprecedented in the eyeglasses industry,” stated Roger Hardy, Coastal’s Founder and CEO. “Our strategy of rolling out the eyeglasses offering on a targeted geographical basis resulted in Coastal receiving more than ten thousand orders for eyeglasses in a single twelve hour period from the Canadian market alone. More than 50% of the orders during this period were for Coastal’s private label brands, reinforcing our ability to sell high margin products which customers appreciate for value, quality and style.

We believe this order volume equals the daily sales volume of up to a thousand traditional optical stores and approximately 30% of the eyeglasses market in Canada on a typical day, a significant milestone for any company as it endeavors to reach critical mass in a market.

Orders for eyeglasses at one point exceeded 188 per minute. Our experience suggests that thousands of these new customers will return in the future to again experience the savings and convenience of ordering eyeglasses and contact lenses through our web store.

We intend to continue the roll out of our eyeglasses offering throughout North America on a targeted basis in the upcoming year and will provide updates in the future.”

About Coastal Contacts:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of contact lenses and eyeglasses. Coastal’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store.”

Forward-Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may,” “would,” “could,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “target,” “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Examples of forward-looking statements in this press release include but are not limited to statements relating to the number of new customers who will return to purchase products from us in the future and our future marketing plans.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

CONTACT:	Coastal Contacts Inc.
Terry Vanderkruyk, Vice President, Corporate Development
604.676.4498
terryv@coastalcontacts.com